Exhibit 12.1

Starwood Hotels & Resorts Worldwide, Inc.

Calculation of Ratio of Earnings to Total Fixed Charges

	Year Ended December 31,
(Dollars in millions, except ratio)	2013	2012	2011	2010	2009
Income (loss) from continuing operations before income taxes	$828	$618	$425	$335	$(296)
(Income) loss related to equity method investees	(26)	(25)	(11)	(10)	4

	802	593	414	325	(292)
Add/(deduct):
Fixed charges	147	215	283	298	293
Interest capitalized	(7)	(7)	(42)	(30)	(34)
Amortization of capitalized interest	23	66	19	8	11
Distributed income of equity method investees	30	28	22	59	39
Noncontrolling interest in pre-tax loss (income)	—	—	2	2	2

Earnings available for fixed charges	$995	$895	$698	$662	$19

Fixed charges:
Interest and other financial charges	$103	$172	$203	$237	$230
Interest factor attributable to rentals (a)	37	36	38	31	29
Interest capitalized	7	7	42	30	34

Total fixed charges	$147	$215	$283	$298	$293

Ratio of earnings to fixed charges	6.77	4.16	2.47	2.22	0.06 (b)

Notes:

(a)	The interest factor attributable to rentals consists of one-third of rental charges, which is deemed by Starwood to be representative of the interest factor inherent in rents.
(b)	For the year ended December 31, 2009, earnings were inadequate to cover fixed charges by approximately $274 million.